MAIL STOP 05-11

January 11, 2005

Sara Preston, President
Bella Trading Company, Inc.
945 E. 10th Ave.
Bloomfield, CO 80020

      Re:	Bella Trading Company, Inc.
      	Registration Statement on Form SB-2
      	File No.: 333-121034
      Filed December 8, 2004

Dear Ms. Preston:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please supplementally provide any artwork, photographs, or maps that are to be inserted in your prospectus. We may have comment on its contents. Please note that inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations.

2. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

3. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Registration Statement Cover Page

4. We note your statement regarding reliance on Rule 416 even though you have no warrants or options outstanding. In the appropriate section, please discuss your intentions regarding the issuance of any options or warrants.

Prospectus Cover Page

5. The cover page should be limited to the information required by
Item 501 of Regulation S-B. Therefore, please remove the statements that the officers and directors will conduct the offering for the company. Instead, disclose that this is a "self-underwritten" or "direct public offering" by the company.

6. Please disclose whether there are any minimum purchase requirements and the date the offering will end, as required by Item
501(a)(9)(iii) of Regulation S-B. Please discuss the factors you will use in deciding to extend this offering.

7. In light of the fact that you intend not to have any minimum amount of shares to be sold in the offering and no escrow account will be utilized in this offering, a risk factor should be added to discuss these facts and the potential risks to investors of conducting the offering in this manner.

8. On the prospectus cover page as well as in numerous places throughout the prospectus, you refer to the expenses of the offering totaling both $30,000 and $18,000.  It appears that your intent is to
note that total offering expenses equal $30,000, of which $12,000 has
already been paid and the remaining $18,000 will be paid with the
proceeds of this offering.   If this is the case, please clarify
your
disclosure to explain and clarify this apparent inconsistency.

9. On the prospectus cover page, and elsewhere, you make reference to your intent to list your shares on the OTC Bulletin Board. This disclosure should be revised to clarify that there is no assurance that the shares will ever be listed on the OTC Bulletin Board. In addition, consideration should be given to specifically addressing the risks to shareholders if the shares cannot be listed on the OTC
Bulletin Board.

Prospectus Summary, page 2

10. If true, please revise this section to clarify that you have achieved loses since inception, have been issued a going concern opinion, and rely upon the sale of your securities. Provide similar disclosure in your Risk Factors and Business sections.

11. Add disclosure to identify the state in which the company is incorporated.




Risk Factors, page 3

12. Please revise your first paragraph to indicate that disclosure in this section includes a discussion of all material risks to an investment in the securities offered hereby.

13. Please revise this section to highlight each risk in the form of a separate subheading and further discuss each such risk in a narrative following the subheading. Please be sure to sufficiently highlight each subheading so that they are distinguishable from the narratives that follow. Because you have not used subheadings to indicate separate risk factors, we have assumed that each paragraph represents a separate risk factor.

14. We refer to your statement in risk factor 1 that "if and when a market develops for Bella`s common stock, Bella`s shareholders will be free to sell . . . at a price below Bella`s public offering price of $0.05 per share." It appears from the dates disclosed in your prospectus cover page, that you intend to end this offering 30 days after effectiveness. If you intend to apply for quotation of you shares immediately after effectiveness, please so state.

15. We note your statement in risk factor 4 that "investors should be aware of the risks, uncertainties, difficulties and expenses . . . in the jewelry and fashion accessory business." Please revise to clarify each of these specific risks in the jewelry and fashion accessory business. In drafting this and all of your other risk factors, attempt to avoid generalizations and provide a specific discussion of each risk factor as well as the impact of each risk factor on the company and its business.

16. Risk factor 5 appears to contain two separate and distinct risks.
One being the risk associated with the fact that this is not a conditional offering and the other being your future need for additional capital. Please separate this risk factor into two separate risk factors.

17. In risk factor 7, we note that you "began to conduct business in
August 2004." In your business section, please discuss your efforts from April to August of 2004 with respect to the company and its business.

18. Please more specifically define what you mean by your use of the word "portion" in risk factor 8.

19. It appears that risk factors 5 and 10 are discussing some of the same risks. Please revise to separate each specific risk
(particularly in the case of risk factor number 10) into its own distinct risk factor and delete any redundant or duplicative discussion.

20. Risk factors 9 and 12 are both broad and generic. Generally, a risk factor is probably too generic if it is readily transferable to the offering documents of other registrants or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. Please consider deleting, relocating, or revising these risk factors to state the material risk that is specific to your company.

Dilution, page 5

21. If all of the shares in the offering are sold, the investors will have paid $80,000 for 1,600,000 shares of the company`s common stock, not $800,000 as listed. Please revise to correct this error or explain supplementally.

22. It appears the tangible book value of the company would be
$0.01
if 1,200,000 shares are sold. Please revise to correct this amount and related amounts in the column.

23. The disclosure in the first paragraph should be revised to disclose the amount paid by the company`s current shareholders for its 63% holding of company stock.

24. Please revise to show the dilution to shareholders when only
10%
and 25% of the shares are sold in this offering.

25. The table on page 5 should be revised in accordance with Item
506
of Regulation S-B. In particular, some of the percentages disclosed therein do not tie (89% + 21% = 110%) and, it appears the equity ownership by present shareholders would be 73% if all shares are sold and 79% if 1,200,000 shares are sold, rather than 63% and 89%, as shown. Please revise or explain supplementally.

26. Please review Item 506(a) of Regulation S-B and revise accordingly. We direct you to your disclosure in Part II of this registration statement that you offered your president 4 million shares for services valued at $400.

Use of Proceeds, page 6

27. Please revise to provide your uses in the event that only 10% and
25% of your shares are sold.

28. We note you may deviate from your proposed inventory spending depending on the attractiveness of jewelry prices. Please elaborate on this. Discuss what you currently pay and at what level would you considering deviating (whether increasing or decreasing) from the proposed inventory spending.

29. We do not understand your statement that you "may increase or decrease [your marketing expenditures] depending on its level of sales." Please explain how your sales will increase if you do not increase your marketing expenditures.

30. We note that the company recently completed a private placement of its common stock, a portion of the proceeds of which are being used to pay expenses of this offering. In light of the company`s obligations under Rule 502(d) of Regulation D with respect to resales of securities issued under Section 4(2) of the 1933 Act, supplementally discuss how such obligations are being met in this case by the company with this public sale and resale of common stock taking place just following a private placement of the company`s common stock. We may have further comment.

Market for Bella`s Common Stock, page 7

31. Please review Item 201 of Regulation S-B. If applicable, please revise to address the requirements of Item 201(a)(2)(ii), (b), and
(d).

32. It does not appear that all 4,400,000 outstanding shares of the company`s common stock are held by one shareholder. Upon review of page 13, 400,000 of these shares are held by 10 shareholders.
Please
explain supplementally and revise as appropriate.

Management`s Discussion and Analysis and Plan of Operation, page 8

33. Please review Item 303 of Regulation S-B and revise accordingly.
In this regard, please note that Item 303(a) of Regulation S-B requires that you discuss your plan of operation for the next 12 months. Discuss the anticipated milestones in implementing your plan of operation and the time frame and cost for beginning and completing each.

34. We note your anticipated expenses for the following 12 months. Your disclosure here does not seem consistent with your disclosure in your Use of Proceeds section.  With $42,000 received from a
$60,000
worth of shares sold, you allocated $11,000 (inventory), $8,000 (marketing), $5,000 (general expenses) and $18,000 (salaries) to their respective uses. Please explain why with $45,000 received you have disclosed a different allocation of your cash.

35. Please provide more detail regarding your external sources of liquidity.

36. The first sentence of management`s discussion and analysis states the Company began operations in August 2004. Please revise to explain the inception date of April 5, 2004 disclosed in the financial statements.

37. We note your disclosure in the last paragraph of page 8 concerning the possibility of the company raising additional capital through the private sale of its equity securities. Please supplementally discuss how such offerings will be conducted consistently with the requirements of the 1933 Act, including but not limited to Section 4(2) and the prohibition against "general solicitations" in connection with private placement transactions. We may have further comment.

38. On page 9 you state Bella has approximately $5,000 from the sale of merchandise through October 31, 2004. Please supplementally describe the nature of the $6,773 in sales reported on the income statement for the period ending September 30, 2004 and quantify the amount relating to sale of merchandise and other sources. If revenue from sources other than the sale of merchandise are expected to be significant in the future, consider expanding MD&A to discuss.

39. We note the mention of consignment sales in the discussion of revenue recognition in Note 1 to the financial statements. Expand MD&A to discuss consignment sales. Describe the company`s accounting policies for inventory received on consignment and sales of such inventory and disclose the impact on the financial statements. If material, expand the discussion of inventories in Note 1 to disclose the accounting policies for items received on consignment.

40. Please discuss cost of sales and gross margin, including any expected future trends.

Business, page 9

41. Please provide the information required by Item 101(a) of Regulation S-B.

42. We note your disclosure that you are "not a blank check
company"
as defined by Rule 419 of the Securities Act of 1933. As such, please substantiate by providing more detail here and in your Item 303(a) of Regulation S-B disclosure regarding you efforts to date and your plans for the future.  Please be aware that in adopting Rule
419
the Commission stated that it would "scrutinize ... offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the application of Rule
419." See Securities Act Release No. 6932 (April 13, 1992). In carrying out this mandate, the staff`s assessment of your status under the definition can be based only upon the public representation of its proposed business in the instant registration statement.
In
this regard we also refer you to proposing Securities Act Release
33-
6891 (April 17, 1991).

43. Please define the term "contemporary mainstream jewelry." In order to enhance a reader`s comprehension of your business, illustrations would be beneficial.

44. Please clarify if your products are designed and manufactured by individuals in Nepal using Nepal "styles." It is unclear if the "traditional" and "contemporary" items are traditional and contemporary in relation to the U.S. or to Nepal.

45. We note your intention to expand and offer jewelry from other countries. Please clarify whether you plan on incorporating each country`s styles in your design or if you only intend to use their raw materials to make your products. Clarify if you are offering both "traditional" and "contemporary" products from those countries.

46. Please define "925 stamped sterling silver."

47. We note that you have earned some revenue since inception. Considering you are in the early stage of your development, please provide a breakdown of the sales you have made, arranging the sales based on your different line of products. Also, please discuss how these sales were achieved, how the products were delivered, and whether the purchasers were concentrated or widely dispersed. Please refer to Item 101(b)(1), (2), and (6) of Regulation S-B.

48. We note your statement that your "contemporary" items have "clean lines and range in size from large and bold to small and beautiful."
Considering this is a major part of your business, please elaborate on you discussion of the "contemporary" items to provide additional detail as to the types and various styles and selection of contemporary items that you offer.

49. Considering you are in the development stage of your business, please elaborate on the "various other textile items" included in your product line.

50. We note you only rely on one vendor in Nepal and a single vendor in Thailand to provide you with your products, and it appears that you have no agreements with either such vendor as to these relationships. In light of this fact, please discuss your current customs and practices with regards to these vendors, including how product orders are made, how products are presented to you for sale and how you are able to observe the various products offered by the vendors, how and when payments are made, how products are shipped to you and where your products are stored. Since these are the only current sources of products, please identify these vendors. In addition, to the extent that any written agreements are in place with the vendors, they should be included as exhibits to the registration statement and the material terms of each such agreement should be discussed in the prospectus. Finally, a risk factor should be added to discuss the nature of these relationships, the reliance of the company on these vendor relationships and the consequences to the company in the event that these vendor relationships were terminated for any reason.

51. On page 10, we note you believe that you could find "comparable products, and at comparable prices, from numerous vendors in Nepal."
Please discuss if you have made any attempt to explore the possibility of using other vendors. Discuss how you intend to maintain consistency in the products you sell and whether your statement implies that your products design are generic in Nepal.

52. We note your disclosure indicating how you intend to sell your products. Please discuss if you are currently in negotiations to secure the listed arrangements. Also, provide similar disclosure regarding your list of intended advertising methods.

53. Please clarify if the second paragraph on page 11 implies that you consider the entire jewelry and fashion accessories industry your competitive environment.

54. We note that you will compete by offering competitive prices.
Please discuss the current pricing structure for you products and the features that make them competitive.

55. Please revise your Risk Factor section to address the risks associated with doing business with a foreign entity. In addition, a risk factor should be added to discuss that the company has performed no marketing studies and does not plan to conduct any basic marketing studies concerning its products.


Management, page 11

56. Please clarify your statement that Bella only sold ethnic jewelry
"on a part-time basis" since "August 2002."

57. Please revise to disclose that Ms. Preston and Ms. Barry "are" considered promoters.

Executive Compensation, page 12

58. Please discuss the shares issued to Ms. Preston in this section.

59. Please discuss if there is a threshold that must be reached in order for your directors to increase the compensation paid to its officers.

60. Please explain your statement that you have "not granted any stock options as of the date of this private offering memorandum."

61. We note your mention of potential grants of options as a form of compensation. Please disclose if there are any option based compensation plans. If so, please file any documentation evidencing such a plan as an exhibit.

62. Please update compensation of officers through September 30, 2004.

Transactions with Related Parties, page 13

63. Please elaborate on the services that were rendered for the 4,000,000 shares. Please discuss how those shares were valued.

Principal Shareholders, page 13

64. We note your disclosure that Ms. Preston owns 100% of your outstanding shares. That figure appears incorrect. Please revise.

65. Please revise the Risk Factor section to address the risk associated with Ms. Preston`s majority ownership of the shares even if the offering is fully subscribed.

Offering By Bella, page 13

66. We are confused by your statements that your officers are "not registered as brokers or dealers," yet they "will not be relying on the exemption provided by Rule 3a4-1. . . ."  Please explain what exemption you will be relying upon that would allow unregistered individuals to offer your shares to the public.

67. Please provide a breakdown of your offering expenses here since
Part II of this registration statement is not included in the prospectus that goes to investors.

68. Please explain the purpose for your statement that you may refuse to accept subscriptions "for any reason whatsoever." Discuss the timeline in which you will make decision on whether to accept or reject subscriptions.

Selling Shareholders, page 14

69. Please disclose if any of your selling shareholders are affiliates of brokers-dealers. If applicable, please include a representation, that each affiliate:
* Purchased your securities in the ordinary course of business, and
* At the time of purchase of the shares to be resold, the seller had no agreements or understandings, directly or indirectly, with any purchaser to distribute the shares.
If you cannot provide this representation, please advise supplementally.

70. If applicable, please revise to indicate any material relationship that any selling shareholder has had with the company or any affiliates of the company, whether personal, professional, or otherwise, within the past three years.

71. Please state the percentage of securities presently owned by any selling shareholder if that percentage is greater than one percent.
Please refer to Item 507 of Regulation S-B.

72. Please explain how you estimated that the cost related to the registering the resale by your shareholders is $5,000.

73. In the second full paragraph on page 16, you make reference to Rule 101 and Rule 102 of the 1934 Act. We assume such references are
to Rules 101 and 102 of Regulation M under the 1934 Act.   Please
revise as necessary.

Description of Securities, page 16

74. Please explain your statement that "shares offered by this private offering memorandum will be, upon issuance, fully paid and non-assessable."

75. Please revise the discussion regarding Preferred Stock to include a discussion of any anti-takeover aspects of such class of security.


Financial Statements

Statement of Changes in Shareholders` Equity, Page F-5

76. The sale of 400,000 shares of common stock is further explained in Note 3, not Note 4. Please revise to correct this error.




Note 1 - Summary of Significant Accounting Policies, Page F-8

77. Please revise the disclosure of the company`s revenue recognition policies to state shipping terms (e.g. FOB Shipping) and clarify whether title passes to the customer upon shipment or upon delivery.

Outside Back Cover Page

78. Please remove the reference to "Diamond One."

79. Please revise to include the dealer prospectus delivery obligation. Please refer to Item 502 of Regulation S-B.

Part II

Recent Sales of Unregistered Securities

80. We note your reliance on Rule 504 of Regulation D. Please revise to explain your basis for such reliance in all your previous transactions. Additionally, we note that the Notes to the Financial
Statements indicate that the private placement of shares was conducted in accordance with Regulation S under the 1933 Act. Please revise the disclosure to clarify this apparent discrepancy.

81. Please supplementally explain the disclosure of $400 as the value of the services rendered by the president for 4,000,000 shares of the company`s common stock. Note 2 of the financial statements discloses the value is $200,000.

Signatures

82. Please include the signature of the principal accounting officer.
See the instructions for signatures to the Form SB-2.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Brian Bhandari at (202) 824-5696. Questions on other disclosure issues may be directed to Duc Dang at (202) 824-5508.

							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	William T. Hart, Esq.
	Fax: (303) 839-5414
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Bella Trading Company, Inc.
Page 1